Exhibit 99.2

INTEC PHARMA LTD.

Hartom 12 St., Jerusalem 9777512
Tel: +972-2-586-4657
Fax: +972-2-586-9176

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF INTEC PHARMA LTD.

The undersigned, a shareholder of Intec Pharma Ltd. (the “Company”), an Israeli company, hereby appoints Jeffrey A. Meckler and Nir Sassi and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the special general meeting of shareholders of the Company to be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 5250608, Israel on Thursday, December 20, 2018, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented to the special general meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the special general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Proposal No. 1	“To approve an amendment to the Company’s articles of association as detailed in the Proxy Statement dated November 27, 2018.”

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

☐	I/we plan to attend the special general meeting.

Shareholders entitled to notice of and to vote at the special general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on November 26, 2018, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the special general meeting or any adjournments thereof.

Signature _________________	Date __________, 2018

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.